JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

September 3, 2024

Mr. Raymond Be
Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

T-Rex 2X Long MSTR Daily Target ETF

T-Rex 2X Inverse MSTR Daily Target ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on August 23, 2024. The comments related to Post-Effective Amendment (“PEA”) No. 146 to the registration statement of the Trust, which was filed on June 27, 2024, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of two new series of the Trust (as identified above) (each a “Fund”, and together the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA. It is intended that any revisions to the disclosures contained in the Funds’ prospectus and statement of additional information that are made in response to the comments contained herein will be reflected in another post-effective amendment filing to the Trust’s registration statement this filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) filing”).

Preliminary or General Comments

•	Please file this comment response letter as correspondence on EDGAR.
•	Please be prepared to file BXT delaying amendments to resolve any comments from the SEC staff, in particular regarding the VaR calculations.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for the Fund.

Response: As requested, the Trust will file this comment response letter on EDGAR as early as possible prior to the current effective date. The Registrant acknowledges the Staff’s comment and will endeavor to work with the Staff to resolve all comments before going effective on the Registration Statement. The Registrant will file 485BXT amendment(s) as may be necessary. The Trust intends that new or revised disclosure that is similar to disclosure in other sections will be applied consistently throughout the registration statement.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

1.	Comment: Please advise and provide supplementally hypothetical VaR calculations demonstrating how the fund anticipates being able to achieve its objective while remaining in compliance with the VaR test under Rule 18f-4 (“Rule 18f-4”) under the Investment Company Act of 1940, as amended (“1940 Act”). In responding to this comment, please disclose: (i) the designated reference portfolio (DRP) that the funds plan to use, and (ii) how the DRP meets the definition of a designated reference portfolio and is in accordance with the requirements under Rule 18f-4. The Staff also requests that the Funds’ effectiveness be delayed until the Staff has reviewed and resolved its review of the hypothetical VaR calculations.

Response:      The Registrant acknowledges the Staff’s comment and will endeavor to work with the Staff to resolve all comments to the VaR calculations before going effective on the Registration Statement.

Under separate cover, the Registrant is providing the Staff with hypothetical VaR calculations based on each Fund’s anticipated portfolio construction. Each of the Funds will use the BITA Tactical Exposure US Blockchain Index (“Index”) as a designated reference portfolio for purposes of the relative VaR calculations. The Index tracks companies involved in the development of blockchain technologies and related cryptocurrency activities, including trading, banking, and mining platforms.. The Index 1) is not actively managed, 2) it not leveraged, and 3) was not constructed specifically for this test. The Index has historical market data available for more than 3 years, and it reflects the markets or asset classes in which the funds invest.

2.	Comment: Please advise on the following:

(a)	Approximately how many counterparties does the fund expect to use and what percentage of the fund’s assets and investment exposure are expected to be related to each of these counterparties.

(b)	If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement.

(c)	If the notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s assets, please disclose:
(i)	that the counterparty is subject to the informational requirements of the Exchange Act of 1934 and in accordance with such requirements, files such reports and other information with the SEC;
(ii)	the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act (proxy information statements) and other information concerning counterparty can be inspected at such exchanges.

If the foregoing is not applicable, please advise how investors will be provided with similar information. For any counterparties that are subsidiaries of any publicly traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such counterparty will be recourse to the parent.

Response:      Adviser intends to negotiate with at least six swap counterparties and initially expects to trade with at least three swap counterparties for each Fund, each subject to the terms and conditions of an ISDA Master Agreement published by the International Swaps and Derivatives Association and applicable Schedule and Credit Support Annex (“ISDA Agreement”). The Adviser will evaluate and monitor the creditworthiness of the Funds’ counterparties in accordance with its counterparty due diligence policies and procedures.

The Trust does not believe there will be a material concentration of investments (on a mark-to-market basis) in any specific swap counterparty. The Trust expects that some of its swap counterparties will not be securities related issuers subject to Rule 12d3-1 under the 1940 Act and therefore will not be subject to the 5% limit. However, each Fund intends to limit its mark-to-market exposure to any single swap counterparty to 25% or less on a given day. Additionally, each Fund’s exposure will be fully collateralized each day, to the extent provided for under its ISDA Agreements, to limit counterparty risk. For any swap counterparties that are deemed to be securities related issuers, each Fund will comply with section (b) of Rule 12d3-1 and its mark-to-mark exposure will not exceed 5% of its total assets in any such single securities related issuer. As such, the Trust does not believe any agreement with any such counterparty will rise to the level of materiality requiring it to be filed as an exhibit to the Registration Statement.

It is likely that notional exposure to a particular counterparty will exceed 20% of a Fund’s total assets, however, Registrant believes that the appropriate way to measure counterparty exposure is by limiting the mark-to-market exposure to the counterparty. Registrant does not believe that disclosure of its counterparties’ registration status under the Securities Exchange Act of 1934, and the other information available on a national securities exchange on which a counterparties’ securities are listed, is material to a shareholder because shareholders will rely upon the Adviser’s due diligence process and monitoring of counterparties, and shareholders will have no way to evaluate the exposure to a given counterparty on a regular basis. Furthermore, the Staff has not identified any requirement to include such disclosures regarding counterparties. The obligations of counterparties will be without recourse to the parent company, whether the counterparty is a subsidiary of a public company or not.

3.	Comment: Please advise whether you have had discussions with potential swap counterparties and what sort of margin requirements are being considered. Include an analysis of any impact margin requirements are expected to have on the ability of each Fund to implement its strategies.

Response:      As noted in the response to the previous comment, the Adviser has been negotiating with potential swap counterparties and has discussed, among other things, the margin requirements that will be required. As is standard under the Credit Support Annex of ISDA Agreements, margin will be posted on a daily basis by the out of the money party, subject to certain rounding and threshold amounts. The Adviser expects that each Fund could be required to post approximately 45% of its total assets as margin, but that amount could go higher depending on market conditions. In any event, the Adviser does not expect margin requirements to have a material effect on each Fund’s ability to implement its strategy because a very high percentage of the Funds’ assets will be in highly liquid investments.

4.	Comment: Please disclose how the swap counterparties are likely to hedge their exposure and what will occur if a counterparty terminates the relationship and there are only a few counterparties. Please ensure that all material features of the contemplated swap agreements have been disclosed.

Response:      The Adviser expects the swap counterparties, which are major global financial institutions, to hedge their exposure after entering into swap agreements with the Fund as they deem appropriate. While the methods and means by which any hedging activity is conducted falls within the purview and discretion of the counterparty, generally the Adviser suspects that a swap counterparty would simultaneously hedge its exposure to the contracts with a Fund by entering into positions that provide offsetting economic exposure to the underlying issuer in the swap, with a profit for the respective counterparty equal to the difference between the margin payment received by the Fund and the cost of this hedge.

If a counterparty terminates its relationship with a Fund, the Adviser expects to be able to turn to other counterparties to sufficiently absorb the requisite exposure required by the Fund to achieve its investment objective. In the event a Fund is unable to obtain investment exposure pursuant to its stated investment objective due to an insufficient number of counterparties, the Adviser will make a recommendation to the Trust’s Board of Trustees, and the Board of Trustees will determine the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited to, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.

The Registrant believes that all material features of the contemplated swap agreements have been adequately disclosed.

5.	Comment: Please revise your Item 9 disclosure in the prospectus to more fully explain how the adviser determines the swaps’ notional exposure for a particular day, the impact that notional exposure would have on fund returns, and the potential costs associated with rolling.

Response:      The disclosure has been revised in the prospectus consistent with the Staff’s comment.

6.	Comment: If a Fund gets sufficiently large, please advise whether and how its size could impact trading in the underlying single stock and the resulting impacts on the Fund.

Response:      The Trust does not currently expect that the Funds will have a material impact on the trading of the underlying issuers based on the anticipated size of the Funds.

MSTR has significant market cap and trading volume such that the trading resulting from the Funds’ counterparties hedging their positions is not expected to reach a level that impacts the underlying.

7.	Comment: Please demonstrate that each underlying issuer meets the conditions for filing a shelf registration statement on Form S-3 given the Fund’s concentrated exposure to a single underlying issuer.

Response:      Whether an underlying issuer meets the conditions for filing a shelf registration statement on Form S-3 is a legal determination for the underlying issuer and Registrant does not have all of the relevant facts to make this determination.

8.	Comment: In the section of the prospectus titled, Principal Risks – Effects of Compounding and Market Volatility Risk, briefly discuss how the underlying issuers have traded historically and its context within the market. For example, has the security been volatile relative to the market as a whole, either in the long or short term, or in response to particular events? If particular events, what sort of events have contributed to daily volatility rates.

Response:      The Registrant has included the disclosures in the prospectus that are intended to be responsive to the Staff’s comment.

9.	Comment: We note that the registration statement has significant disclosures missing (e.g., blanks in historical daily volatility rate). To the extent that the Registrant provides these disclosures in a Rule 485(b) filing, please provide your analysis for why Rule 485(b) allows for such disclosures to be added via that mechanism.

Response:       Disclosures such as historical volatility rates are meaningful data points for investors, however, the Registrant does not believe this information to be material, and ultimately, the Registrant is of the view that such disclosure is not absolutely necessary or required. Accordingly, the Registrant is of the view that this information is not material and the lack of having this information in the PEA (filed pursuant to Rule 485(a)) does not render the upcoming filing in which such information will be provided ineligible for filing under Rule 485(b). These disclosures will be included in the Rule 485(b) filing for investors as part of the final prospectus.

10.	Comment: In the prospectus, under the section titled, Principal Risks – Leverage Risk, the disclosure states that: To the extent that the instruments utilized by the Fund are thinly traded or have a limited market, the Fund may be unable to meet its investment objective due to a lack of available investments or counterparties. During such periods, the Fund’s ability to issue additional Creation Units may be adversely affected. As a result, the Fund’s shares could trade at a premium or discount to their net asset value and/or the bid-ask spread of the Fund’s shares could widen. Under such circumstances, the Fund may increase its transaction fee, change its investment objective by, for example, seeking to track an alternative security, reduce its leverage or close. Discuss briefly what notices or other actions will be taken in such circumstances.

Response:      In the circumstances referenced in the Staff's comment, the Fund’s investment adviser will consult with counsel to the Registrant and its Board of Trustees, and if determined to be necessary, the Fund will amend its prospectus as promptly as feasible under the circumstances to include appropriate disclosures.

11.	Comment: In the prospectus under the section titled Derivatives Risk - Swap Agreements, it states that: The Fund will be subject to regulatory constraints relating to the level of value at risk that the Fund may incur through its derivatives portfolio. To the extent the Fund exceeds these regulatory thresholds over an extended period, the Fund may determine that it is necessary to make adjustments to the Fund’s investment strategy and the Fund may not achieve its investment objective. What notice will be given under such circumstances? To the extent a Fund changes the strategy to something other than “2X”, please advise how such activity would not make a Fund’s name materially misleading.

Response:      To the extent that a Fund exceeds the level of value at risk for an extended period, the Fund may amend and/or supplement its prospectus as promptly as feasible under the circumstances to include appropriate adjustments to its investment strategy and if necessary, the Fund’s name.

12.	Comment: Industry Concentration Risk, page 13. Given MSTR’s holdings in BTC and Bitcoin, include risks related to such holdings.

Response:      The Registrant will include in the prospectus risk disclosures concerning BTC and bitcoin.

13.	Comment: In the prospectus under the section entitled, Early Close/Trading Halt Risk, the Staff believes that disclosure should be added to the effect that if there is a significant intra-day market event and/or MSTR experiences a significant price increase or decrease, the Fund may not meet its investment objective or rebalance its portfolio appropriately. Additionally, the Staff believes that in the event of the foregoing circumstances, disclosure should be added to the effect that the Fund may close to purchases and sales of Shares prior to the close of regular trading and therefore incur significant losses. The Staff also notes certain blanks in the disclosure.

Response:      The disclosure has been revised to address the Staff’s comments. The missing disclosure is the name of a Fund’s principal U.S. listing exchange, which will be included in the prospectus as part of the Registrant’s Rule 485(b) filing – any other missing disclosure will be added in the 485(b) filings as well.

14.	Comment: Tax Risk. Given that the federal tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear and given the resulting implications of the Fund’s ability to qualify and maintain regulated investment company (RIC) status under Subchapter M of the Internal Revenue Code of 1986 [sic], as amended, the ultimate tax treatment of the Fund appears to be material to an informed investor of the Fund.

Therefore, please explain the technical merits of the Fund’s tax position regarding its RIC status, any known views of the taxing authorities with respect to the position, a history of the taxing authority with respect to the position, a history of the taxing authority with respect to resolving fund tax issues with similar levels of technical support, and any other relevant information.

As discussed in ASC-740, there is a presumption in performing such analysis that tax positions will be examined by taxing authorities that have knowledge of all relevant information.

Response:      Each Fund intends to qualify as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”) and will comply with the relevant tests.1

At the close of each quarter of a RIC’s taxable year, (1) at least 50% of the value of the RIC’s total assets must be represented by cash, cash items (including receivables), U.S. government securities, securities of other RICs, and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the RIC’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (2) not more than 25% of the value of the RIC’s total assets may be invested in securities of (x) any one issuer (other than U.S. government securities or securities of other RICs, (y) two or more issuers (other than securities of other RICs) which the RIC controls and which are engaged in the same, similar or related trades or businesses or (z) one or more “qualified publicly traded partnerships.”

1.	Generally speaking, to qualify as a RIC a fund must be a domestic corporation that elects to be treated as a RIC and meets additional requirements. These requirements include an income test (whereby a fund must derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans (as defined in Code Section 512(a)(5)), and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the 1940 Act), or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies) and a diversification test (whereby at the end of each quarter of the table year, a fund must hold at least 50% of the value of its total assets in cash, U.S. government securities, securities of other RICs or other securities of issuers subject to 5% and 10% restrictions discussed below). See Code Section 851(b). Additionally, a fund may not invest more than 25% of the value of its total assets in the securities of (x) any one issuer (other than U.S. government securities or securities of other RICs), (y) two or more issuers (other than securities of other RICs) which the RIC controls and which are engaged in the same, similar or related trades or businesses or (z) one or more “qualified publicly traded partnerships.”

Each Fund, as of the close of each quarter of the Fund’s taxable year, will invest at least 75% of its total assets in cash, cash items, money market funds or U.S. treasury securities, with the remaining balance of each Fund’s assets invested in swaps that reference an underlying security. The initial fair value of each swap is anticipated to be $0.

Each Fund, as of the close of each quarter of the Fund’s taxable year, will meet the RIC diversification tests. Each Fund, as of the close of each quarter of the Fund’s taxable year, will have at least 75% of the value of its total assets invested in cash, cash items, money market funds or U.S. treasury securities, which will satisfy the 50% requirement detailed in Code Section 851(b)(3), and no position of a single issuer will exceed 25%. Although the IRS has ruled in respect of a variety of financial products that a RIC must look through the financial instrument to the issuer of the underlying referenced asset, the IRS has not taken a clear position as to who should be treated as the issuer in regard to swaps. For this reason, each Fund intends to test and meet its diversification requirement by treating the “issuer” as both the counterparty of each swap and the company issuing the underlying security of each swap. The swaps are intended to be on-market swaps and are expected to have a zero value on acquisition. Over time the value of the swaps in the aggregate will either become positive or negative, but it is expected that the swaps will have a positive value of no more than 25% of the total value of the portfolio at the end of any calendar quarter.

Code Section 851(c)(4) provides that “value” in the case of securities for which market quotations are readily available is the market value of such securities. With respect to other securities and assets, under Code Section 851(c)(4), “value” is the fair value as determined in good faith by the board of directors of the RIC.

Each Fund will cause its portfolio to meet the required percentage holdings and diversification limitations at the end of each quarter.

Each Fund intends to meet the income test under the Code, as it is anticipated that all of the income from their investments will count towards the 90% requirement under Code Section 851(b)(2). Under Code Section 851(b)(2)(A), qualifying income generally includes (1) dividends, interest, payments with respect to securities loans, gains from the sale of stock or securities, or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and (2) net income derived from an interest in a qualified publicly traded partnership. Income derived from any interest in the underlying stock, money market funds and/or disposition of such securities will qualify towards the 90% test. Additionally, if the swaps are treated as securities for purposes of the 1940 Act, any income from the swaps and any income from the disposition of the swaps that reference an underlying security will be income from the disposition of a security under the 1940 Act, which is specifically included as qualifying income. 2

2.	Pursuant to Code Section 851(c)(6), “security” for the purposes of Code Section 851 has the same meaning as used in the 1940 Act.

If the swaps are not securities for the purposes of the 1940 Act, the income from the swaps should still be qualifying income under Code Section 851(b)(2)(A) because the referenced asset will be a security under the 1940 Act. The reference to “other income” as qualifying income was added by section 653(b) of the Tax Reform Act of 1986 (P.L. 99-514). Although the House, Senate and Conference committee reports do not provide a substantive discussion of the provision, there is evidence of Congressional intent provided in certain floor statements made and included as part of the Congressional Record and in the General Explanation of Tax Reform Act of 1986, prepared by the Staff of the Joint Committee on Taxation.

In September 1985, H.R. 3397 was introduced in the House of Representatives by Representatives Flippo, Kennelly and McGrath, and in introducing the bill, Mr. Flippo made several remarks. He noted that the legislation was introduced to “enable the industry to fully respond to the changing financial marketplace, to continue to act in the best interest of the mutual fund shareholder, and to provide the mutual fund shareholder, typically a middle-income American, the same opportunities available to the direct investor, who is generally wealthier than the average American.”3 He went on to note that “[m]utual funds, which are regulated by the Securities and Exchange Commission, should not be unduly restricted by outmoded provisions of the Internal Revenue Code.”4 In other words, Mr. Flippo viewed the provision as introducing a flexibility into the qualifying income definition that could adapt to new financial products.

In analyzing whether a financial instrument generates qualifying income under the “other income” clause of Code section 851(b)(2), the IRS examines the relationship between the item of income and the RIC's business of investing in stock, securities, or currencies.5 In the present situation, the referenced asset of each swap will be a security under the 1940 Act, so there is a strong relationship between the income from the swaps and the business of the RIC of investing in securities.

In addition to the basic requirements enumerated above, each Fund affirms it will seek to comply with all other RIC requirements and that information regarding the Fund’s tax status and any risks related thereto will be adequately disclosed in the Prospectus.

15.	Comment: Under the section of the prospectus titled, ADDITIONAL INFORMATION ABOUT THE FUNDS’ INVESTMENTS – Swap Agreements, it is stated: “With respect to the use of swap agreements, if the underlying security has a dramatic move in price that causes a material decline in the Fund’s NAV over certain stated periods agreed to by the Fund and the counterparty, the terms of a swap agreement between a Fund and its counterparty may permit the counterparty to immediately close out all swap transactions with the Fund.” Explain supplementally what these terms would be and under what circumstances including what constitutes “dramatic.” Explain how this would affect the fund’s ability to achieve “2X” exposure.

Response:      A dramatic movement in the price of an underlying security is considered to be 30% to 40% of its value in a day. In order to maintain a Fund’s “2X” exposure, the adviser may engage another swap counterparty.

3.	131 Cong. Rec. H7699 (Sept. 20, 1985) (statement of Rep. Flippo).
4.	Id.
5.	SeePLR 201524020 (June 12, 2015).

16.	Comment: Market Volatility. Clarify what the term “Fund” refers to here given that there are 2 funds in this filing. Clarify throughout this section including the table headings. Define both the 2X long ETF and 2X Inverse ETF so it’s not confusing. Table 1, Table 5, Table 6, headings revise throughout.

Response:      The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

17.	Comment: Statement of Additional Information – Codes of Ethics. Please explain supplementally if the Registrant’s and the Adviser’s respective code of ethics addresses investments in ETFs that provide exposure to MSTR (i.e., single named ETFs). If these investments are excluded from either of these codes, please advise if the codes will be amended to account for these single named ETFs, including single named ETFs that are not advised by the Adviser or sub-adviser, if any.

If not, please advise how excluding these single named ETFs from reporting requirements is consistent with the registrant’s obligations to implement procedures reasonably designed to prevent violations of the federal securities laws.

Response:      Neither the Registrant’s nor the Adviser’s code of ethics specifically excludes single named ETFs. The Adviser’s code of ethics requires pre-clearance of any transaction in an ETF for which the Adviser acts as investment adviser or sub-adviser, and reporting with respect to all other ETFs (including single named ETFs). The Trust’s code of ethics does not specifically address ETFs, but requires reporting of “Covered Securities.” The Trust intends to amend its code of ethics to clarify that single named ETFs are “Covered Securities.”

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively